AFL-CIO HOUSING INVESTMENT TRUST
--------------------------------

February 28, 1996



MEMORANDUM
----------

TO:          Participants, AFL-CIO Housing Investment Trust

FROM:        Michael M. Arnold, Director of Investor Relations

SUBJECT:     1995 Audited Financial Statements

------------------------------------------------------------------------------

I am pleased to enclose a copy of the Audited Financial Statements and Independent Auditors' Report covering the operations of the AFL-CIO Housing Investment Trust for the year ended December 31, 1995.

1995, the 30th anniversary of the AFL-CIO Investment Program, was a landmark year for the Housing Investment Trust, with assets topping $1 billion for the first time and investments in single and multi-family housing at record levels. As of December 31, there were $1.17 billion in total net assets and 387 participants in the Trust. The Trust placed over $400 million in housing projects last year and issued $258 million in new financing commitments.

The Trust's 1995 Annual Report is being finalized and will be ready for distribution in March. In the meantime, if you have any questions or need additional information, please do not hesitate to contact me.

MMA/spt
opeiu #3,afl-cio

Enclosure
--------------------
           1717 K Street NW, Suite 707, Washington D.C.  20006
                     202/331-8055  Fax 202/331-8190

-----------------------------------------







                       AMERICAN FEDERATION OF LABOR AND
                     CONGRESS OF INDUSTRIAL ORGANIZATIONS
                           HOUSING INVESTMENT TRUST


                             FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

                 (With Independent Auditors' Report Thereon)

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                    STATEMENT OF ASSETS AND LIABILITIES

                            DECEMBER 31, 1995

[CAPTION]

ASSETS
------------------------------------------------------------------------------
Investments, at value (amortized cost $1,112,194,484)       $1,159,401,686
Cash                                                               743,284
Accrued interest receivable                                      8,758,909
Accounts receivable (note 2)                                    1,157,536
Prepaid expenses and other assets                                  965,131
------------------------------------------------------------------------------
TOTAL ASSETS                                                $1,171,026,546
------------------------------------------------------------------------------


LIABILITIES
------------------------------------------------------------------------------

Accounts payable and accrued expenses                              579,941
Redemptions payable                                                      -
Refundable deposits                                                434,647
Income distribution payable,
  net of dividends reinvested of $17,140,760                     3,118,487
------------------------------------------------------------------------------
TOTAL LIABILITIES                                                4,133,075
------------------------------------------------------------------------------

Net assets applicable to participants' equity (certificates
  of participation - authorized unlimited; outstanding
  1,062,234 units) (note 5)                                  1,166,893,471
------------------------------------------------------------------------------

Net asset value per unit of participation                        $1,098.53
------------------------------------------------------------------------------
See accompanying notes to financial statements.

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                     SCHEDULE OF PORTFOLIO INVESTMENTS

                            DECEMBER 31, 1995

[CAPTION]

FHA MORTGAGES (35.1%)
------------------------------------------------------------------------------

Interest Rate  Maturity       Face Amount         Amortized Cost     Value
------------------------------------------------------------------------------
SINGLE FAMILY
5.39%       Dec-1995 - Nov-1996        $13,843            13,843        13,797
7.75        Jul-2021 - Aug-2021      2,924,958         2,924,958     2,992,320
8.00        Jul-2021                 2,550,387         2,563,502     2,643,764
10.31       Feb-2016                    80,625            79,834        87,863
11.00       Dec-2017                   120,251           120,251       119,049
11.31       Mar-2016                    91,561            91,561       101,166
------------------------------------------------------------------------------
                                     5,781,625         5,793,949     5,957,959
------------------------------------------------------------------------------
MULTI-FAMILY
7.25%       Dec-2028 - Feb-2029     34,288,849         34,895,251   34,324,259
7.40        May-2035                 4,979,556         4,798,853     5,011,846
7.43        May-2023                18,383,132        18,803,141    18,660,358
7.50        Nov-2022                 7,811,097         8,026,708     7,942,909
7.55        Aug-2012                 1,020,826           743,396     1,020,826
7.60        Nov-2030                11,416,100        11,480,288    11,750,816
7.65        Dec-2030                 2,252,012         2,252,012     2,237,618
7.70        Jan-2028                 8,929,712         8,951,817     9,266,096
7.75        Apr-2029                23,492,660        23,492,660    24,438,488
7.80        Nov-2035                 4,443,100         4,454,115     4,642,760
7.85        Jun-2024                11,223,700        11,338,480    11,448,174
7.93        Jul-2035                19,824,330        19,834,220    20,717,675
8.00        May-2029 - Aug-2030     12,126,538        12,110,483    12,860,126
8.13        Oct-2032                 2,102,679         2,113,019     2,241,922
8.25        Jun-2034 - Sept-2035    18,345,289        18,354,134    18,953,520
8.30        Sep-2033                 4,714,386         4,717,039     5,044,393
8.38        Jan-2027 - Nov-2034     39,741,071        39,760,321    42,403,015
8.40        Apr-2012 - Jan-2028     15,039,881        14,645,420    16,006,315
8.50        Apr-2012 - Feb-2035     13,388,432        13,219,242    14,053,561
8.60        Jan-2028                 2,083,996         2,087,494     2,229,876
8.63        Dec-2029                 4,303,846         4,307,681     4,605,115
8.64        Sep-2028                 4,345,665         4,216,273     4,410,850
8.65        Jul-2022                 1,458,915         1,459,799     1,561,039
8.70        Jan-2027 - Feb-2033     13,446,545        13,584,890    13,866,026
8.80        Oct-2032                 5,701,444         5,704,935     5,815,473
                                                                   (continued)

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                     SCHEDULE OF PORTFOLIO INVESTMENTS

                            DECEMBER 31, 1995

[CAPTION]

FHA MORTGAGES (35.1%)(CONTINUED)
------------------------------------------------------------------------------
Interest Rate  Maturity       Face Amount         Amortized Cost     Value
------------------------------------------------------------------------------
MULTI-FAMILY
8.88%       Sep-2029 - Jun-2034    $20,741,252        20,750,609    22,190,849
9.00        Mar-2029 - Jun-2034     15,442,982        15,315,266    16,478,104
9.13        Jul-2031 - May-2035     16,560,691        16,525,301    17,554,770
9.25        Jun-1998 - Jun-2034     17,114,169        17,210,594    17,723,400
9.31        Dec-2032                   188,091           184,615       201,257
9.38        Jun-2032 - Jun-2034      6,862,657         6,952,871     7,343,043
9.50        Jul-2027                   384,518           395,765       411,434
9.73        Jan-2035                 6,469,783         6,471,620     6,793,272
9.75        Apr-2017 - Jan-2033      6,773,388         6,746,432     7,228,423
10.00       Mar-2031                 5,900,965         5,900,965     6,018,985
10.15       Mar-2034                 1,979,573         1,979,573     2,098,347
10.45       Jan-2030                 1,230,156         1,231,649     1,303,966
11.39       Sep-2028                   377,142           372,053       382,800
------------------------------------------------------------------------------
                                   384,889,128       358,388,984   401,331,706
------------------------------------------------------------------------------
TOTAL FHA MORTGAGES               $390,670,753       391,182,933   407,289,665
------------------------------------------------------------------------------
                                                                   (continued)

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                     SCHEDULE OF PORTFOLIO INVESTMENTS

                            DECEMBER 31, 1995

FHA CONSTRUCTION LOANS (17.9%)
--------------------------------------------------------------------------------
----------
     Interest Rates
Construction  Permanent   Maturity*  Commitment    Face Amount  Amortized Cost
  Value
--------------------------------------------------------------------------------
----------
6.50%           6.50%     Aug-2004   $22,086,600   21,136,561    21,136,561
20,410,052
7.75            7.75      Oct-2037    22,250,000        -             -
   725,012
7.88            7.88      Apr-2035    11,977,000   11,470,765    11,477,224
11,599,290
7.88            7.88      Feb-2037    13,714,100    9,186,571     9,392,283
 9,388,239
7.88            7.88      Mar-2037     4,275,000      440,441       440,441
   502,619
7.90            7.25      Sep-2035    12,395,200    9,258,170     8,864,919
 9,128,269
8.13            8.13      Aug-2037    15,013,200    1,179,873     1,179,873
 1,510,974
8.13            8.13      Jul-2029    14,037,000   11,191,167    11,128,143
11,481,433
8.13            8.13      Aug-2037    12,081,700        -             -
   279,021
8.13            7.90      Feb-2038    41,836,000    2,992,569     2,785,442
 3,610,008
8.25            8.25      Nov-2036     3,645,000       55,140        55,140
   177,087
8.30            8.30      Jun-2036     2,702,300    1,596,326     1,596,326
 1,650,372
8.50            8.25      Feb-2037     5,265,000      336,340       337,420
   533,189
8.50            8.13      Jul-2034     4,075,300    3,872,595     3,875,618
 4,066,211
8.65            8.18      Nov-2036    10,079,100    6,632,945     6,506,181
 6,881,928
8.65            8.18      Nov-2036    26,999,500   17,675,835    17,278,139
18,342,800
8.65            8.18      Feb-2036     4,247,200    3,219,881     3,157,441
 3,324,607
8.75            8.75      Dec-2025    28,902,700   27,442,151    27,448,084
29,465,340
8.75            8.75      May-2036     3,861,700    2,036,446     2,052,165
 2,306,765
8.80            8.75      Mar-2037    29,095,200    6,723,596     6,730,005
 8,891,096
8.88            8.75      Jan-2036     8,562,900    7,163,120     7,044,816
 7,805,338
8.88            8.88      Jun-2036     2,512,100    1,648,665     1,593,621
 1,824,512
8.88            8.88      Sep-2035     9,194,900    6,921,606     6,927,682
 7,540,490
8.90            7.95      Apr-2036     7,254,600    5,556,795     5,500,740
 5,745,807
9.00            9.00      Nov-2035     7,306,500    6,967,289     6,867,291
 7,483,539
9.25            9.25      May-2036    20,599,900   14,363,167    14,369,212
15,805,160
9.25            9.20      Nov-2032     3,527,800    1,020,561       981,436
 1,010,356
9.25            9.25      Sep-1996    10,106,000    7,093,261     7,104,034
 7,218,129
9.40            9.40      Jan-2036     9,706,400    5,647,957     5,653,580
 6,555,086
10.00           9.90      Oct-2032     2,261,500    2,185,853     2,185,895
 2,322,180
--------------------------------------------------------------------------------
----------
TOTAL FHA CONSTRUCTION LOANS                     $195,015,646   193,669,712
207,584,909
--------------------------------------------------------------------------------
----------
*Permanent mortgage maturity date
(continued)

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                     SCHEDULE OF PORTFOLIO INVESTMENTS

                            DECEMBER 31, 1995
[CAPTION]

GNMA SECURITIES (29.8%)
------------------------------------------------------------------------------
Interest Rate     Maturity           Face Amount     Amortized Cost    Value
------------------------------------------------------------------------------
SINGLE FAMILY
8.00%          Mar-2017 - Nov-2025   $62,517,654      63,757,314    64,674,275
8.50           Jul-2021 - Jun-2022    15,140,205      15,763,293    15,939,026
8.75           Mar-2025                4,091,852       4,264,828     4,317,543
9.00           May-2016 - Jun-2025     9,958,733      10,162,843    10,486,149
9.25           May-2016 - Jan-2025     2,911,270       3,064,723     3,105,506
9.50           Aug-2016 - Jun-2025     9,825,912      10,399,525    10,570,264
10.00          Jun-2019                   62,238          62,238        67,742
11.00          Jul-2015 - Sep-2016       256,715         256,384       286,403
11.25          Oct-2015                   91,504          91,015       103,342
12.00          Jun-2015 - Aug-2015        73,496          73,339        84,179
12.25          Apr-2015                   17,023          17,023        19,369
13.00          Jul-2014                    7,196           7,196         8,194
13.25          Dec-2014                    8,311           8,311         9,436
13.50          Aug-2014                    8,779           8,779         9,937
------------------------------------------------------------------------------
                                     104,970,888     107,936,811   109,681,365
------------------------------------------------------------------------------
MULTI-FAMILY
6.75%          Nov-2028               13,318,210      13,359,852    13,075,882
6.88           Jan-2029               22,716,427      22,800,934    22,865,138
7.50           Apr-2029                3,861,646       3,863,209     4,051,358
7.75           Aug-2030               12,018,776      11,975,319    12,199,058
7.88           Sep-2029 - Oct-2030    27,034,441      26,981,418    27,735,989
8.00           Jun-2030               21,593,939      21,593,985    22,266,904
8.13           Jun-2024 - May-2029    11,936,185      11,860,773    12,174,908
8.25           May-2032                4,660,999       4,742,655     4,736,236
8.50           Jan-2027 - Jul-2029    13,512,621      13,636,849    14,402,740
8.75           Dec-2026                4,452,225       4,413,279     4,592,470
9.00           Jun-2030 - May-2031    12,808,391      12,151,234    13,652,382
9.25           Dec-2030               10,909,797      10,846,060    11,127,993
9.50           Nov-2027                4,647,071       4,647,071     4,845,269
9.63           Feb-2029               17,014,555      17,014,942    17,014,555
9.75           Oct-2032                9,739,197       9,740,180    10,420,940
9.80           Mar-2028 - Oct-2031    11,976,441      11,978,929    12,652,937
9.88           Jul-2031                4,775,444       4,733,288     5,109,725
10.05          May-2026                1,273,104       1,273,104     1,311,297
10.25          Nov-2025                3,922,284       3,856,803     4,025,244
12.55          Jun-2025                6,164,273       6,054,836     6,395,436
------------------------------------------------------------------------------
                                    218,336,026      217,524,720   224,656,461
------------------------------------------------------------------------------
                                                               (continued)

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                     SCHEDULE OF PORTFOLIO INVESTMENTS

                            DECEMBER 31, 1995
[CAPTION]

GNMA SECURITIES (29.8%)(CONTINUED)
--------------------------------------------------------------------------------
----------
   Interest Rates
Construction  Permanent   Maturity*  Commitment    Face Amount  Amortized Cost
  Value
--------------------------------------------------------------------------------
----------
CONSTRUCTION LOANS
6.75%           6.75%     Jan-2034   $3,733,300    1,531,729      990,614
 1,584,961
7.70            7.85      Mar-2037    9,041,900    1,881,606    1,890,977
 1,803,861
7.75            8.90      Nov-2034    7,984,400    5,491,338    5,180,495
 5,579,594
8.25            8.25      Sep-2036    3,272,600    1,746,385    1,746,386
 1,939,239
--------------------------------------------------------------------------------
----------
                                                  10,651,058    9,808,472
10,907,655
--------------------------------------------------------------------------------
----------
TOTAL GNMA SECURITIES                           $333,957,972  335,270,003
345,245,481
--------------------------------------------------------------------------------
----------
*Permanent mortgage maturity date

FNMA SECURITIES (8.3%)
--------------------------------------------------------------------------------
----------
Interest Rate         Maturity        Commitment    Face Amount   Amortized
Cost     Value
--------------------------------------------------------------------------------
----------
SINGLE FAMILY
7.50%            Jul-2024 - Dec-2025                $9,515,625     9,653,473
 9,750,542
8.00             May-2015 - Aug-2025                48,107,185    48,310,734
49,836,037
8.25             Oct-2021                              335,170       330,902
   348,524
8.50             Oct-2021 - Apr-2023                 1,120,863     1,118,164
 1,169,900
--------------------------------------------------------------------------------
----------
                                                    59,078,843    59,413,273
61,105,003
--------------------------------------------------------------------------------
----------
MULTI-FAMILY
8.00            Nov-2019 - May-2020                  7,401,752     7,348,133
 7,851,657
8.13            May-2020                             8,564,863     8,494,504
 9,163,887
8.25            Jun-2008 - Mar-2014   4,153,528          -             -
   147,827
8.50            Aug-2006 - May-2012   2,850,541          -             -
   162,510
8.63            Feb-2006                790,000          -             -
    43,436
8.75            Sep-2025             10,471,368          -             -
   314,341
9.00            Aug-2021              1,138,553          -             -
    56,546
9.13            Jul-2012 - Feb-2026                 13,210,225    13,167,978
14,704,953
9.25            May-2018              5,514,000          -             -
   329,291
9.75            Feb-2023                             2,008,592     1,982,154
 2,209,452
--------------------------------------------------------------------------------
----------
                                                    31,185,432    30,992,769
34,983,900
--------------------------------------------------------------------------------
----------
TOTAL FNMA SECURITIES                              $90,264,275    90,406,042
96,088,903
--------------------------------------------------------------------------------
----------

(continued)

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                     SCHEDULE OF PORTFOLIO INVESTMENTS

                            DECEMBER 31, 1995
[CAPTION]

FHLMC SECURITIES (3.4%)
--------------------------------------------------------------------------------
----------
Interest Rate             Maturity           Face Amount       Amortized Cost
   Value
--------------------------------------------------------------------------------
----------
SINGLE FAMILY
7.50%              Aug-2024 - Dec-2025       $4,730,610        4,778,098
4,850,354
8.00               Jun-2024 - Nov-2025        8,794,184        8,894,504
9,115,721
8.25               Dec-2022                     674,366          669,470
 701,551
8.50               Jul-2024 - Jun-2025       11,729,947       11,837,203
12,246,797
9.00               Mar-2025                   2,744,504        2,794,147
2,887,734
--------------------------------------------------------------------------------
----------
                                             28,673,611       28,973,422
29,802,157
--------------------------------------------------------------------------------
----------

MULTIFAMILY
8.00%             Feb-2009                    9,068,091        8,996,617
9,249,452
--------------------------------------------------------------------------------
----------
TOTAL FHLMC SECURITIES                     $37,741,702        37,970,039
39,051,609
--------------------------------------------------------------------------------
----------

[CAPTION]

LOCAL INITIATIVES (1.1%)
--------------------------------------------------------------------------------
----------
Interest Rate         Maturity*     Commitment    Face Amount   Amortized Cost
   Value
--------------------------------------------------------------------------------
----------
CONSTRUCTION LOANS
8.38%                  Feb-2007     $995,894        995,894        995,894
$1,010,364
9.50                   Dec-1995    1,000,000        366,093        369,943
   376,552

PERMANENT LOANS
8.00%                  Dec-2023                     998,013        993,483
 1,030,616
8.00                   May-2025                   5,016,300      4,998,289
 5,180,478
8.50                   Jan-2005    1,016,160          -               -
    43,548
8.63                   Jun-2025                   1,464,712      1,464,712
 1,460,464
9.13                   May-2017                     721,823        728,346
   757,914
9.50                   Apr-2024                     753,978        762,337
   791,677
9.50                   Dec-2011                     912,198        920,137
   957,808
9.50                   Aug-2012                   1,492,221      1,498,380
 1,566,833
--------------------------------------------------------------------------------
----------
TOTAL LOCAL INITIATIVES                         $12,721,232     12,731,521
13,176,254
--------------------------------------------------------------------------------
----------
*Permanent mortgage loan maturity date.
(continued)

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                     SCHEDULE OF PORTFOLIO INVESTMENTS

                            DECEMBER 31, 1995
[CAPTION]

SHORT-TERM INVESTMENTS (4.4%)
--------------------------------------------------------------------------------
----------
Description                          Interest Rate Face Amount  Amortized Cost
 Value
--------------------------------------------------------------------------------
----------
Repurchase Agreement
  NationsBank, due 1/2/96                5.75%     $6,155,000     6,155,000
6,155,000
--------------------------------------------------------------------------------
----------
--------------------------------------------------------------------------------
----------
Commercial Paper

Merrill Lynch & Co., due 1/10/96         5.76      5,000,000       4,992,800
 4,992,800
Bear, Stearns & Co., Inc., due 1/16/96   5.77      5,000,000       4,987,979
 4,987,979
GW University, due 1/19/96               5.80      5,000,000       5,000,000
 5,000,000
BI Funding, Inc., due 1/24/96            5.70      5,000,000       4,981,792
 4,981,792
Clipper Receivables Corp., due 1/30/96   5.87      5,000,000       4,976,357
 4,976,357
American General Corp., due 2/9/96       5.65      5,000,000       4,969,396
 4,969,396
McKenna Triangle National, due 2/13/96   5.66      5,000,000       4,966,197
 4,966,197
Falcon Asset Security Corp., due 2/14/96 5.75      5,000,000       4,964,861
 4,964,861
American Express Credit, due 3/8/96      5.65      5,000,000       4,947,424
 4,948,055
--------------------------------------------------------------------------------
----------
                                                  45,000,000      44,786,806
44,787,437
--------------------------------------------------------------------------------
----------
Money Market Account
  NationsBank                            3.41         22,428         22,428
    22,428
--------------------------------------------------------------------------------
----------
TOTAL SHORT-TERM INVESTMENTS                      51,177,428     50,964,234
50,964,865
--------------------------------------------------------------------------------
----------
TOTAL INVESTMENTS                             $1,111,549,008  1,112,194,484
1,159,401,686
--------------------------------------------------------------------------------
----------
See accompanying notes to financial statements.

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                         STATEMENT OF OPERATIONS

                            DECEMBER 31, 1995
[CAPTION]

INVESTMENT INCOME:
--------------------------------------------------------------------------------
----------
INTEREST:
  FHA Mortgages
$28,829,497
  FHA Construction Loans
11,858,135
  GNMA Securities
27,150,162
  FNMA Securities
 8,123,388
  FHLMC Securities
 3,692,242
  Local Initiatives
   927,185
  Short-term investments
 5,608,826
Discount amortization and other income
   106,890
--------------------------------------------------------------------------------
----------
TOTAL INCOME
86,296,325
--------------------------------------------------------------------------------
----------

EXPENSES:

  Salaries and fringe benefits
 3,118,496
  Legal
   212,781
  Consultant Fees
   114,198
  Auditing and tax accounting fees
    74,725
  Insurance
   142,054
 Marketing and sales promotion
   465,765
  Program development
    97,333
  Trustee expenses
    37,309
  General expenses
 1,100,924
--------------------------------------------------------------------------------
----------
TOTAL EXPENSES
 5,363,285
--------------------------------------------------------------------------------
----------

Investment Income - net
80,933,040
--------------------------------------------------------------------------------
----------
Net realized gain on sale of investments
   269,303
Change in unrealized appreciation on investments for the year (note 4)
105,054,153
--------------------------------------------------------------------------------
----------
Net gain on investments
105,323,456
--------------------------------------------------------------------------------
----------
Net increase in net assets resulting from operations
$186,256,496
--------------------------------------------------------------------------------
----------
See accompanying notes to financial statements.

           AMERICAN FEDERATION of LABOR and CONGRESS of INDUSTRIAL
                   ORGANIZATIONS HOUSING INVESTMENT TRUST

                     STATEMENTS OF CHANGES IN NET ASSETS

                               DECEMBER 31, 1995

                   YEARS ENDED DECEMBER 31, 1995 AND 1994
[CAPTION]

                                                         1995
 1994
--------------------------------------------------------------------------------
----------
Increase in net assets from operations:
  Investment income - net                                $80,933,040
69,311,819
  Net realized gain (loss) on sale of investments            269,303
(1,035,485)
  Change in unrealized appreciation (depreciation)       105,054,153
(91,731,825)
--------------------------------------------------------------------------------
----------

Net increase (decrease) in net assets resulting from
operations                                              $186,256,496
(23,455,491)
--------------------------------------------------------------------------------
----------

Distributions paid to participants or reinvested from:
Investment income - net                                  (80,582,576)
(69,311,869)

Increase in net assets from share transactions:
  Proceeds from the sale of 57,062 and 125,467 units of
  participation in 1995 and 1994, respectively            59,904,702
130,567,310
Dividend reinvestment of 64,132 and 61,387 units of
  participation in 1995 and 1994, respectively            68,442,605
62,555,266
Payments for redemption of 2,337 and 10,578 units of
  participation in 1995 and 1994, respectively            (2,391,945)
(10,884,619)
--------------------------------------------------------------------------------
----------
Net increase from share transactions                     125,955,362
182,237,957
--------------------------------------------------------------------------------
----------
Total increase                                           231,629,282
89,470,597
--------------------------------------------------------------------------------
----------
Net assets at beginning of year                          935,264,189
845,793,592
--------------------------------------------------------------------------------
---------
Net assets at end of year                             $1,166,893,471
935,264,189
--------------------------------------------------------------------------------
---------
See accompanying notes to financial statements.
</TABLE?

            AMERICAN FEDERATION OF LABOR AND CONGRESS OF INDUSTRIAL
                    ORGANIZATIONS HOUSING INVESTMENT TRUST

                         NOTES TO FINANCIAL STATEMENT

                              DECEMBER 31, 1995


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------------------------------------
The American Federation of Labor and Congress of Industrial Organizations
(AFL-CIO) Housing Investment Trust (the Trust) is a common law trust created under the laws of the District of Columbia and is registered under the
Investment Company Act of 1940 as a no-load, open-end investment company.  The
Trust has obtained certain exemptions from the requirements of the Investment
Company Act of 1940 which are described in the Trust's prospectus.

     Participation in the Trust is limited to labor organizations and eligible pension, welfare, and retirement plans which have beneficiaries who are represented by labor organizations.

     The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

INVESTMENT VALUATION

     Investments are presented at value. Value determinations are summarized by specific category of investment as follows:

     Long-term investments consisting of permanent mortgages, mortgage-backed securities, construction loans and participation certificates are valued using published prices or dealer bids, supported by the present value of the projected cash flows discounted using market based discount and prepayment rates, developed individually for each security. The market-based discount rate is composed of the sum of a risk-free yield (i.e., a U.S. Treasury Note with a weighted average life comparable to the security being valued) and adjusted for an appropriate risk premium. The risk premium reflects actual premiums in the marketplace over the yield on U.S. Treasury securities of a comparable risk and maturity to the security being valued. On loans for which the Trust finances the construction and permanent mortgage, value is determined based upon the total amount of the commitment for the term of the construction loan plus the permanent mortgage loan. For construction only loans, the outstanding principal balance of the loan is used to approximate value, assuming no decline in credit quality.

     Short-term investments consisting of repurchase agreements, commercial paper and money market accounts which mature less than 60 days from the balance sheet date are valued at amortized cost, which approximates value.
Short-term investments which mature more than 60 days from the balance sheet date are valued at the last reported sales price on the last business day of the month or the mean between the reported bid and ask price if there was no sale. Short-term investments maturing more than 60 days from the balance sheet date for which there are no quoted market prices are valued to reflect current market yields for securities with comparable terms and interest rates.

     Additional information relative to investment terms and credit risk are described more fully in the Trust's prospectus.

FEDERAL INCOME TAXES

     The Trust's policy is to comply with the requirements of the Internal
Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

     The total cost of the portfolio of investments for federal income tax purposes, approximates the cost of all investments for financial statement purposes.

DISTRIBUTIONS TO PARTICIPANTS

     At the end of each calendar quarter (March 31, June 30, September 30, and December 31), net investment income earned in the preceding three months is distributed to existing participants based on a pro rata basis. Net realized gains are distributed to existing participants at year end on a pro rata basis. Amounts distributable, but not disbursed, as of the balance sheet date are classified as income distribution payable.

     Participants redeeming their certificates are paid their pro rata share of undistributed net income accrued to the month-end of redemption.

     The Trust offers an income reinvestment plan which allows current participants to automatically reinvest their income distribution into the Trust's units of participation. Total reinvestment of distributable income quarterly approximated 85 percent for the year ended December 31, 1995.

INVESTMENT INCOME

Interest income is recognized on an accrual basis. Commitment fees, points and other discounts or premiums resulting from the funding or acquisition of mortgage loans or mortgage-backed securities are accounted for as an adjustment to the cost of the investment and amortized over the estimated life of the mortgage loan or mortgage-backed security, using an amortization method which approximates the effective interest method. Realized gains and losses from investment transactions are recorded on the trade date using an identified cost basis.

(2)  TRANSACTIONS WITH AFFILIATES
------------------------------------------------------------------------------
During the year ended December 31, 1995, certain members of the Trust's management provided services to the AFL-CIO Building Investment Trust, a
Maryland Group Trust managed by a Maryland state bank insured by the federal
Deposit Insurance Corporation.  The AFL-CIO has granted permission to use its name.  The total cost of these services to the Trust and related expenses,

during fiscal year 1995, amounted to $937,365. The Trust was reimbursed for $606,068 of these costs with the remaining amount of $331,297 included in the accompanying financial statements as accounts receivable.


(3)  COMMITMENTS
------------------------------------------------------------------------------
The assets of the Trust are invested in short-term investments until they are required to fund commitments for construction loans, mortgage-backed securities, participation certificates or permanent mortgages.  At December
31, 1995, the Trust had remaining unfunded commitments of approximately
$283,166,000 to fund construction and permanent mortgages and other investments.  The Trust is required to maintain a segregated account of securities in an amount no less than the total unfunded commitments less short-term investments.

            AMERICAN FEDERATION OF LABOR AND CONGRESS OF INDUSTRIAL
                    ORGANIZATIONS HOUSING INVESTMENT TRUST

                         NOTES TO FINANCIAL STATEMENT

                              DECEMBER 31, 1995



(4)  INVESTMENT TRANSACTIONS
----------------------------------------------------------------------------
A summary of long-term investment transactions, at amortized cost for the separate instruments included in the Trust's investment portfolio, at amortized cost, for the year ended December 31, 1995, follows:

                                                           FHA
                                     FHA        Construction     GNMA
FNMA        FHLMC         Local
                                   Mortgages        Loans      Securities
Securities   Securities  Initiatives
--------------------------------------------------------------------------------
--------------------------------
Balance,
January 1, 1995                    314,284,670  125,749,219  300,858,660
138,316,083   66,168,222  10,355,237

Purchases and construction loan
  advances, net of discounts        73,816,822  144,868,289  131,478,621
36,193,945   18,381,348   2,440,734

Amortization of discounts (premiums) 1,524,539       87,870      218,591
(69,203)     (90,388)     27,065
  Transfers Principal reductions    71,054,840  (71,054,840)           -
      -           -           -
                                   (69,497,938)  (5,980,826)  (97,285,869)
(84,034,783)(46,489,143)    (91,515)
--------------------------------------------------------------------------------
--------------------------------
Balance,
December 31, 1995                 $391,182,933  193,669,712   335,270,003
90,406,042  37,970,039   12,731,521
--------------------------------------------------------------------------------
--------------------------------

[CAPTION]

For the year ended December 31, 1995, the changes in gross unrealized appreciation and depreciation in the value of investments were:

Unrealized appreciation                                          $113,725,515
Unrealized depreciation                                            (8,671,362)
------------------------------------------------------------------------------
NET UNREALIZED APPRECIATION CHANGE                               $105,054,153
-----------------------------------------------------------------------------

As of December 31, 1995, the accumulated unrealized appreciation of securities was $47,207,204; accumulated undistributed net realized loss on investment transactions totaled ($844,004).

            AMERICAN FEDERATION OF LABOR AND CONGRESS OF INDUSTRIAL
                    ORGANIZATIONS HOUSING INVESTMENT TRUST

                         NOTES TO FINANCIAL STATEMENT

                              DECEMBER 31, 1995

(5)  PARTICIPANTS' EQUITY
------------------------------------------------------------------------------
[CAPTION]

Participants' equity consisted of the following at December 31, 1995

Amount invested and reinvested by current participants          $1,120,231,281
Excess of redemption over issue price for units of participation
(51,474)
Accumulated unrealized appreciation in the value of investments     47,207,204
Accumulated undistributed net realized loss on investments
(844,004)
Accumulated undistributed investment income - net                      350,464
------------------------------------------------------------------------------
                                                                $1,166,893,471
------------------------------------------------------------------------------

(6) RETIREMENT AND DEFERRED COMPENSATION PLANS
-------------------------------------------------------------------------------
The Trust participates in the AFL-CIO Staff Retirement Plan, which is a multi-employer defined benefit pension plan, covering substantially all employees. This plan was funded by employer contributions, at rates approximating 17.7 percent of employees' salaries during 1995. The total
Trust
pension expense for 1995 was approximately $437,000.

The Trust also participates in a deferred compensation plan, referred to as a 401(k) plan, covering substantially all employees. This plan permits an employee to defer the lesser of 10 percent of their annual salary or the applicable IRS limit. The Trust matches dollar-for-dollar the first $1,050 of employee contributions. The Trust's 401(k) matching contribution expense for 1995 was approximately $42,000.

            AMERICAN FEDERATION OF LABOR AND CONGRESS OF INDUSTRIAL
                    ORGANIZATIONS HOUSING INVESTMENT TRUST

         SUPPLEMENTARY INFORMATION - SELECTED PER SHARE DATA AND RATIOS

                              DECEMBER 31, 1995

[CAPTION]

YEARS ENDED DECEMBER 31, 1995, 1994, 1993, 1992, AND 1991
--------------------------------------------------------------------------------
-----------
                                                   1995    1994      1993
1992      1991
--------------------------------------------------------------------------------
-----------
Per share data
  Investment income                              $86.50    87.13    91.83
87.28     98.43
  Expenses                                        (5.38)   (5.47)   (5.90)
(5.74)    (6.44)
--------------------------------------------------------------------------------
----------
  Investment income - net                         81.12    81.66    85.93
81.54     91.99
  Distributions from investment income - net     (80.77)  (81.66)  (83.64)
(81.54)   (91.99)
  Distributions from realized gains on investments -        -       (2.29)
-        -
--------------------------------------------------------------------------------
------------
Net asset value:
  Beginning of period                            991.40 1,102.58 1,086.40
1,106.90  1,054.91


Net realized and unrealized gain (loss)
on investments. Net increase (decrease)
in net asset value                               107.13  (111.18)   16.18
(20.50)    51.99
--------------------------------------------------------------------------------
------------
    END OF PERIOD                             $1,098.53   991.40  1,102.58
1,086.40 1,106.90
--------------------------------------------------------------------------------
----------

Ratios
  Ratio of expenses to average net
  assets                               .5%     .5%      .5%      .5%      .6%
-----------------------------------------------------------------------------
  Ratio of net investment income to
  average net assets                  7.6%    7.8%     7.5%     7.4%     8.4%
-----------------------------------------------------------------------------
  Portfolio turnover rate            31.2%   27.5%    24.2%    22.1%     9.5%
-----------------------------------------------------------------------------
Number of units outstanding
at end of period                 1,062,234 943,378  767,101  609,295  477,668
------------------------------------------------------------------------------

  INDEPENDENT AUDITORS' REPORT
------------------------------------------------------------------------------


TO THE PARTICIPANTS AND TRUSTEES OF THE AMERICAN FEDERATION
OF LABOR AND CONGRESS OF INDUSTRIAL ORGANIZATIONS HOUSING
INVESTMENT TRUST:


We have audited the accompanying statement of assets and liabilities of the American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust, including the schedule of portfolio investments, as of December 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the selected per share data and ratios for each of the five years in the period then ended. These financial statements and per share data and ratios are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and per share data and ratios based on our audits.

We conducted our audits in accordance with generally accepted auditing standards and Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification by examination, or confirmation by correspondence with the custodians, of investments owned at December 31, 1995. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of the American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust as of December 31, 1995, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the selected per share data and ratios for each of the five years in the period then ended, in conformity with generally accepted accounting principles.

                                   KPMG Peat Marwick LLP

JANUARY 26, 1996